SEC 09055467 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Newman Springs Road
(No. and Street)

Lincroft (City) NJ (State) 07738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas P. Hyland (732)758-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holland & Company
(Name – *if individual, state last, first, middle name*)

411 Pompton Ave., (Address) Cedar Grove, (City) NJ (State) 07009 (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Hyland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFS SECURITIES, INC., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

FEB 23 2009

KIMBERLY A. HARTNEY
Notary Public of New Jersey
Commission Expires 7/5/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's report on internal controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

TABLE OF CONTENTS

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

We have audited the accompanying statement of financial condition of TFS Securities, Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFS Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holland & Company
Certified Public Accountant
February 19, 2009

TFS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	238,200
Deposits - NASD/CRD Acct		(780)
Deposit - Pershing		25,000
BD Concessions Receivables		363,524
Other Receivables		29,000
Total Assets	$	654,944

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payroll Taxes Payable	$	5,070
Simple IRA Plan Payable		22,055
Legal Fees Payable		16,587
Commissions Payable		308,995
Accrued Expenses		10,287
Reserve for Arbitration Claims		1,998
Total Liabilities		364,992
Stockholders' Equity		
Common Stock - $100.00 par value		
10,000 share authorized		
804 shares issued and outstanding		80,400
Additional Paid in Capital		70,000
Retained Earnings		139,552
Total Stockholders' Equity		289,952
Total Liabilities and Stockholders' Equity	$	654,944

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues		
Dealer and Trading Transactions	$ 19,498,853	
Rep Licensing Fee Income	705,494	
Interest and Investment Income	31,002	
Other Income	10,777	
Total Revenues		$ 20,246,126
Direct Costs		
Commissions & Advisory Fees Paid	17,327,301	
Representative's Fund Reimbursements	0	
Total Direct Costs		17,327,301
Gross Profit		2,918,825
Operating Expenses		
Payroll and Bonuses	980,114	
Payroll Taxes & Benefits	107,268	
Office & Computer Expenses	287,789	
Postage Expense	7,470	
Equipment Leasing Expense	6,300	
Telephone & Utilities	26,369	
Dues, Fees and Assessments	524,701	
Rent	44,100	
Professional Fees	32,118	
Settlement Expenses	(1,299)	
Bank Charges & Interest	7,511	
Reimbursed Employee Business Expenses	12,146	
Insurance	61,658	
Corporate Taxes	0	
Fidelity and Surety Bonds	75,706	
Consulting Fees	103,060	
Miscellaneous Expenses	22	
Conventions and Seminars	24,000	
Overhead Expense - PC	597,730	
Total Operating Expenses		2,896,763
Net Income		$ 22,062
Earnings per share of common stock		$ 27.44

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional Paid in Capital		Retained Earnings
Beginning Balance at January 1, 2008	80,400	$	70,000	$	117,490
Add: Shareholder Contributions					0
Net Income					22,062
Less: Distributions to Shareholders					0
Ending Balance at December 31, 2008	80,400	$	70,000	$	139,552

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities		
Net Income (Loss)		$ 22,062
Adjustments to reconcile Net Income to Net Cash provided by Operating Activities:		
Changes In:		
Deposits - NASD/CRD Acct	$ 2,655	
BD Concessions Receivable	20,857	
Payroll Taxes Payable	1,190	
Simple IRA Plan Payable	(9,711)	
Legal Fees Payable	4,039	
Commissions Payable	(22,681)	
Accrued Expenses	(19,716)	
Reserve for Arbitration Claims	(1,299)	
Total Adjustments		(24,666)
Net Cash Provided by Operating Activities		(2,604)
Cash Flows from Investing Activities		0
Net Increase (Decrease) in Cash		(2,604)
Cash Balances - Beginning of Period		240,804
Cash Balances - End of Period		$ 238,200

Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0

*See Accountants Report and accompanying Notes to Financial Statements.

TFS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1- *Organization and Nature of Business*

The Company is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers (NASD). The Company is a closely held corporation, operates with several hundred representatives mostly located through out the State of New Jersey. However, the organization does have representatives in many other States. The broker-dealer's primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle and high-income individuals.

Note 2- *Significant Accounting Policies*

Transactions

Securities transactions are recorded on a settlement date basis, in accordance with generally accepted accounting principles.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes

The Company has elected by consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual Federal income taxes on their respective share of the Company's taxable income.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed Assets:

Fixed Assets are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property and equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in income.

Cash Equivalents:

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 3-*Pension Plan*

The Company has established a SIMPLE IRA retirement plan for it's' employees. An employee is eligible to participate in any calendar year if he or she received at least $5,000 of compensation during each of the two preceding calendar years. The Plan must permit each eligible employee to elect to have the employer make payments to the SIMPLE IRA account. An employee may terminate participation in the SIMPLE IRA plan at any time during the calendar year. The Company must match the elective contribution of the employee in an amount not exceeding 3% of the employee's compensation. The Company's matching 3% expense for 2008 was $22,055.

Note 4-*Commitments and Contingent Liabilities*

The Company is a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

Note 5-*Concentrations of Credit Risk*

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do nut fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6-*Net Capital Requirements*

The company is subjected to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1.

At December 31, 2008, the Company had net capital of $261,732, which was $211,732 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.47 to 1.

Note 7-*Basic Earnings Per Share*

Basic earnings per share of common stock were computed by dividing income available to common stockholders, by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares.

Note 8-*Rent and Parent Company Overhead*

The Company rents office facilities from a partnership owned by the Company's shareholders. The Company also pays shared administrative and overhead expenses to a corporation that is owned by its shareholders. The total amount of expenses paid to the related parties was $597,730 for the year ended December 31, 2008. The Company also was owed $29,000 from related entities at December 31, 2008.

SCHEDULE I

TFS SECURITIES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATED INDEBTEDNESS
AS OF DECEMBER 31, 2008

NET CAPITAL		
Total Stockholders' Equity qualified for Net Capital		$ 289,952
Deductions and/or charges		
Non-Allowable Assets		
Deposits - NASD/CRD Acct	$ (780)	
Other Receivables	29,000	
Total Non-Allowable Assets		28,220
Net Capital Before Haircuts on Securities		261,732
Haircuts on Securities		0
Net Capital		$ 261,732
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Payroll Taxes	$ 5,070	
Simple IRA Plan Payable	22,055	
Legal Fees Payable	16,587	
Commissions Payable	308,995	
Accrued Expenses	30,003	
Reserve for Arbitration Claims	1,998	
Total Aggregated Indebtedness		$ 384,708
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 50,000
Excess Net Capital		$ 211,732
Excess Net Capital at 1000%		$ 223,261
Ratio: Aggregate Indebtedness to Net Capital		$ 1.47 to 1

SCHEDULE II

TFS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2008

STATEMENT NOT APPLICABLE
No outstanding loans as of December 31, 2008.

TFS SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2008

STATEMENT NOT APPLICABLE. TFS Securities, Inc. does not hold customer's funds and/or securities.

Note: Same explanation for information relating to the possession or control requirements pursuant to Rule 15C3-3 Requirement I.

SCHEDULE III

TFS SECURITIES, INC.
REQUIREMENT J: RECONCILIATION
DECEMBER 31, 2008

STATEMENT NOT APPLICABLE

There were no material differences between the Audited Net Capital computation determined in this report and the broker-dealer's corresponding Unaudited Net Capital computation on the Focus Part IIA, a statement to verify the inadequacies is not needed.

The firm does not compute a reserve computation, as stated in Schedule II of this report. Therefore, no reconciliation is required.

HOLLAND & COMPANY
Certified Public Accountants
411 POMPTON AVENUE
CEDAR GROVE, NEW JERSEY 07009

RICHARD K. HOLLAND, CPA/PFS
WILLIAM S. LOCKWARD, CPA
DANIEL R. HOLLAND, CPA

(973) 857-0666
FAX (973) 857-7135

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15C3-3

Board of Directors
TFS Securities, Inc.
437 Newman Springs Road
Lincroft, New Jersey 07738

In planning and performing our audit of the financial statements and supplemental schedules of TFS Securities, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holland & Company
Certified Public Accountants
February 19, 2009